

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 11, 2015

David D. Cole
Executive Vice President, Controller and Operations Support
CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203

> **Re:**   **CenturyLink, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 1-07784**

Dear Mr. Cole:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 7 Management's discussion and analysis of financial condition and results of operations, page 40

1. We note your investor presentation for the first quarter of your fiscal year 2015 which provided a more detailed breakdown of the revenue composition of your business segment. In order to provide an appropriate context for analysis and a fuller understanding of both of your segments, please disclose this revenue mix breakdown for your business segment along with an analogous disclosure for your consumer

segment. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350. For example, please see Section III.B.1. of SEC Release 33-8350.

2. We note the focus of your marketing and sales efforts on your "strategic" services, which you believe will be important to your future business performance; these services however "generate lower profit margins than [y]our traditional services." We further note your disclosure that various competitive and technological factors "continue to place downward pressure on our revenues generated from legacy services and our consolidated cash flows." It appears that the relationship between costs and revenues within your strategic and legacy products and services is materially different and has changed from period to period. In an effort to assess management's view of the relative profitability of the various lines of business within each of the strategic and legacy subdivisions, please expand your disclosure to discuss in more detail the difference between the operating margins of the strategic and legacy subdivisions. Additionally, please consider quantifying and disclosing these operating margins. We note your discussions in quarterly earnings calls and industry presentations further describing the pressures placed upon your strategic and legacy products and services: for example, increased expenses related to content costs for your Prism TV service and continued price increases for your access lines. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350. For example, please see Section III.B.1. of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications